UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TPG N.V.
(Name of Issuer)

Ordinary Shares, par value €0.48
(Title of Class of Securities)

892339102
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

CUSIP No. 892339102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON State of the Netherlands[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 167,073,810[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 167,073,810[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,073,810[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.8%[3]
12	TYPE OF REPORTING PERSON 00

1	Acting through its duly authorized representative of the Ministry of Finance.
2	This Schedule 13G is being filed pursuant to Rule 13d-1(d) and the beneficial ownership amounts contained herein represent amounts held on the date of this filing.
3	Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings with the Securities and Exchange Commission.

CUSIP No. 892339102	Page 3 of 5 Pages

Item 1(a)	Name of Issuer. TPG N.V.
Item 1(b)	Address of Issuer’s Principal Executive Offices. Neptunusstraat 41-63, 2132 JA Hoofddorp, The Netherlands
Item 2(a)	Name of Person Filing. The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance
Item 2(b)	Address of Principal Business Office or, if None, Residence. Korte Voorhout 7, 2514 CW Den Haag, the Netherlands (Ministry of Finance)
Item 2(c)	Citizenship. The Netherlands
Item 2(d)	Title of Class of Securities. Ordinary Shares, par value €0.48
Item 2(e)	CUSIP Number. The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 892339102.
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
Item 4	Ownership.
(a)	Amount beneficially owned: 167,073,810.
(b)	Percent of class: 34.8%.

CUSIP No. 892339102	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 167,073,810.
(ii)	Shared power to vote or to direct the vote 0.
(iii)	Sole power to dispose or to direct the disposition of 167,073,810.
(iv)	Shared power to dispose or to direct the disposition of 0.
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [_]

Item 6	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A
Item 8	Identification and Classification of Members of the Group. N/A
Item 9	Notice of Dissolution of Group. N/A
Item 10	Certification. N/A

CUSIP No. 892339102	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2003	STATE OF THE NETHERLANDS Acting through its duly authorized representative of the Ministry of Finance. By: /s/ W.L. Moerman Name: W.L. Moerman Title: Director of Financing